January 7, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	SmartStop Self Storage REIT, Inc.

Registration Statement on Form S-4 (Registration No. 333-251306)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SmartStop Self Storage REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (ET) on January 11, 2021 or as soon thereafter as practicable.

Please contact Michael K. Rafter (404-322-6627) or Erin Reeves McGinnis (404-322-6208) of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, with any questions about this acceleration request. Please also notify either of the foregoing when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

SmartStop Self Storage REIT, Inc.

By:	/s/ Michael McClure
Name:	Michael McClure
Title:	Chief Executive Officer